UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31672 / June 16, 2015

_____

In the Matter of   )
)
UBS AG   )
c/o UBS Investment Bank   )
677 Washington Boulevard   )
Stamford, CT 06901   )
)
UBS IB Co-Investment 2001 GP Limited   )
c/o UBS Investment Bank   )
677 Washington Boulevard   )
Stamford, CT 06901   )
)
UBS Alternative and Quantitative Investments LLC   )
677 Washington Boulevard   )
Stamford, CT 06901   )
)
UBS O'Connor LLC   )
One North Wacker Drive   )
Chicago IL 60606   )
)
UBS Global Asset Management (Americas) Inc.   )
One North Wacker Drive   )
Chicago, IL 60606   )
)
UBS Global Asset Management (US) Inc.   )
1285 Avenue of the Americas, 12th Floor   )
New York, NY 10019   )
)
)
(812-14465)   )
_____

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

UBS AG ("UBS AG" or the "Settling Firm"), UBS IB Co-Investment 2001 GP Limited, UBS
Alternative and Quantitative Investment LLC, UBS O'Connor LLC, UBS Global Asset
Management (Americas) Inc., and UBS Global Asset Management (US) Inc.) (each an
"Applicant" and collectively the "Applicants") filed an application on May 20, 2015,

requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the Applicants and any other company of which the Settling Firm is or hereafter becomes an affiliated person (together with the Applicants, the "Covered Persons") from section 9(a) of the Act with respect to a guilty plea entered on May 20, 2015, by the Settling Firm in the United States District Court for the District of Connecticut.

On May 20, 2015, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31612) from May 20, 2015, until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by UBS AG, et al. (File No. 812-14465) that the Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the guilty plea, described in the application, entered by UBS AG in the United States District Court for the District of Connecticut on May 20, 2015.

By the Commission.

Brent J. Fields
Secretary